Filed by: Healthcare Realty Trust Incorporated

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Realty Trust Incorporated

Commission File No.: 001-11852

Transcript of Conference Call held by

Healthcare Realty Trust Incorporated

Monday, February 28, 2022, 8:30 a.m., Eastern Time

SPEAKERS

James Christopher Douglas

Executive VP & CFO

Robert E. Hull

Executive Vice President of

Investments

Todd J. Meredith

President, CEO & Director

Daniel Marc Bernstein

Capital One Securities, Inc., Research

Division

John Joseph Pawlowski

Green Street Advisors, LLC, Research

Division

Jonathan Hughes

Raymond James & Associates, Inc.,

Research Division

Jordan Sadler

KeyBanc Capital Markets Inc.,

Research Division

Juan Carlos Sanabria

BMO Capital Markets Equity Research

Michael Jason Bilerman

Citigroup Inc., Research Division

Michael Patrick Gorman

BTIG, LLC, Research Division

Omotayo Tejamude Okusanya

Crédit Suisse AG, Research Division

Richard Charles Anderson

SMBC Nikko Securities America, Inc.,

Research Division

Operator

Good morning, and welcome to the Healthcare Realty and Healthcare Trust of America Strategic Combination Announcement Conference Call.

[Operator Instructions]

Please note, this event is being recorded.

I would now like to turn the conference over to Todd Meredith, CEO of Healthcare Realty. Please go ahead. .

Todd J. Meredith

President, CEO & Director

Thank you, and good morning, and thank you to everybody joining us this morning. With me are Chris Douglas, CFO; and Rob Hull, EVP of Investments.

We issued a joint press release and presentation this morning, which are available on the Investor Relations sections of both companies’ websites.

I’ll also remind you this conference call and webcast include forward-looking statements in both the press release and presentation, I direct your attention to the safe harbor language and additional legal disclaimers governing the content of today’s call.

This morning, we announced an $18 billion strategic combination between Healthcare Realty and Healthcare Trust of America. Through this combination, Healthcare Realty will be the leader in the medical office building sector with a portfolio of 727 buildings across 44 million square feet. This combination is a game-changer for Healthcare Realty and HTA, and the scale benefits are significant to all shareholders. We are creating the preeminent high-quality pure-play MOB REIT nearly double the size of the next largest MOB portfolio.

Just like us, HTA’s team has deliberately crafted a high-quality portfolio with a focus on well-located medical office buildings in key densely populated markets associated with top health systems. We will have a national footprint that stretches from HR’s Seattle clusters to HTA’s Boston corridor. We are combining these leading dense coastal markets with many of the nation’s fastest-growing Sun Belt markets, such as Phoenix, Dallas and Atlanta.

Importantly, the combination accelerates our focus on deepening and broadening our markets and clusters to achieve both regional and national scale. Nearly 60% of our square footage will be focused in 14 markets, where we will own more than 1 million square feet. On average in these markets, we will be 50% larger than our next competitor. About 80% of the combined square footage will be in 26 markets, where we will own at least 500,000 square feet.

With 2/3 of the combined portfolio in overlapping markets, we can drive significant revenue growth and cost efficiencies. We think it’s clear these 2 portfolios are strong individually, but the sum is greater than the parts.

What I really like is the ability to accelerate our accretive investment volume with meaningful scale in so many markets. We’ll also have a larger embedded development pipeline, totaling over $2 billion, concentrated in high-growth markets, such as Seattle, Dallas and Denver.

This combination gives us a deeper and broader set of relationships with 57 of the top 100 health systems and a presence on 231 hospital campuses to support growing outpatient demand. These relationships will drive leasing, acquisition and development volumes for many years to come.

Given the similar nature of our businesses, this transaction naturally results in substantial synergies. We will benefit from the elimination of approximately $35 million of annual cost. Importantly, this transaction is expected to be accretive to per share results.

Looking ahead, we expect to capture additional leasing and operational value from the overlap between the two portfolios. We also expect to realize meaningful financial benefits, including greater access to capital at a lower cost and a wider range of funding sources. With more private capital entering the MOB space, our greater scale and efficiency will extend our competitive advantage.

Having been in this business for many years, we know that a portfolio of this size and quality is rarely, if ever, available. This combination is truly a game-changer, both for the immediate scale it provides today and the growth it will deliver over time. Healthcare Realty will be a category leader in the medical office sector and positioned to create shareholder value for many years to come.

The new company will continue to operate under their health — under the Healthcare Realty name and will be led by the current HR management team. The Board will consist of 13 members, of which 9 will be from Healthcare Realty, 3 from- HTA and 1 new jointly appointed Board member. Knox Singleton will remain Chairman and Brad Blair will join us as Vice Chairman. The company’s headquarters will remain in Nashville and we’ll maintain corporate offices in both Scottsdale and Charleston.

Now I’ll turn it over to Rob.

Robert E. Hull

Executive Vice President of Investments

Thanks, Todd. With this transaction, Healthcare Realty will own the dominant national MOB portfolio focused in dense, growing markets and aligned with leading health systems. It represents a strong extension of the work we have been doing for the last several years, shaping our portfolio market-by-market.

Today, I’ll walk you through how this combination expands scale within markets and clusters while broadening health system relationships. We-expect this to lead to additional value through enhanced leasing activity and additional opportunities for accretive investments.

At the market level, HTA’s portfolio significantly expands our presence in target markets like Houston, Raleigh, Austin and Denver, where we have been actively investing over the past 3 years. Through this combination, we are gaining the equivalent of about 7 years’ worth of work in these target markets. It also adds new densely populated markets in the Northeast, including Boston, New York and Pittsburgh. And we gained a foothold in new high-growth markets we have been looking to enter, such as Salt Lake City, Charleston, Jacksonville and Orlando.

Beyond markets, we will have 147 clusters of properties, up from 61 today. Each cluster is a collection of assets in close proximity and can include on- and off-campus properties with a mix of price points and amenities. For our leasing and investment teams, this drives greater velocity and activity by making Healthcare Realty a must-call.

We will have relationships with 57 of the top 100 health systems in the country, an increase from 34 now. And we will more than double the number of hospital campuses where we have a presence. This gives us over 120 new campuses where we can expand through targeted acquisition and development activity.

Through our greater market presence, increased number of clusters and deeper health system relationships, we expect to double our acquisition volume in the years ahead. At the same time, we will maintain our proven strategy of building a portfolio with a focus on dense, high-growth markets. Development activity will also benefit and is poised to accelerate with a combined pipeline of over $2 billion. We expect development starts to increase over time to $250 million to $350 million annually, up from our targeted level — current targeted levels of $75 million to $125 million. This increased pace will be proportionate with our larger size and will result in meaningful value creation that spreads 100 to 200 basis points higher than acquisitions.

This combination is powerful. And at a 4.8% cap rate, the relative valuation is attractive, particularly when considering the benefits of synergies, scale and future growth potential. When compared to recently marketed portfolios that traded at similar cap rates, HTA’s portfolio stacks up much better. Quality metrics such as density, population growth, on-campus mix and exposure to leading health systems, are all superior.

As we look ahead, we will continue to be targeted with our investment approach. What’s important is that we will grow from a larger base with more markets, more relationships and more campuses to build from. This larger opportunity set gives us a path to double our annual investment volumes. We believe this strategic combination came at exactly the right time for Healthcare Realty.

Now I’ll turn it over to Kris.

James Christopher Douglas

Executive VP & CFO

Thanks, Rob. This morning, I’ll cover the financial aspects of the transaction as well as expected structure and timing. First and most importantly, we expect this transaction to be accretive to FAD per share with full realization of expected synergies. Integration and associated cost savings are projected to occur within 12 months of closing. Excluding integration and transaction costs, we expect immediate accretion to normalized FAD per share.

The elimination of duplicative corporate and public company costs are projected to result in $33 million to $36 million of annual savings. This does not include any potential benefit from property operating expense savings or upside in revenue from enhanced leasing and investment activity. This upside can create meaningful long-term value. Having a scaled platform will greatly improve G&A efficiency and compare favorably to our healthcare peers, as outlined on Page 15 of our investor presentation.

The enhanced efficiency will generate accretion today and drive value for shareholders for years to come. Shareholders will also benefit from a scaled balance sheet with greater access to capital. We intend to maintain a flexible investment- grade rated balance sheet with a well-staggered debt maturity schedule. As a larger, more frequent debt issuer, we expect to improve access to capital and lower borrowing costs.

Pro forma for the transaction, we project debt to EBITDA to be in the low 6s, which is in line with both our peers and our investment-grade ratings. Additionally, from an equity perspective, we expect our shareholders to benefit from greater liquidity and higher index weightings over time.

Now I’ll quickly cover the key points of the transaction structure. HTA shareholders will receive an implied value of $35.08 per share based on HR’s unaffected price of $30.26 as of February 24. This is comprised of a special cash dividend of $4.82 per share and a transaction exchange ratio of 1:1. The value represents an 18% premium to HTA share price at the close of markets last Thursday.

We expect the special cash dividend to be funded through a combination of asset sales and joint venture transactions. We are already engaged in a formal process on the sales and JVs and have received strong initial interest. Our expectation is that pricing will be generally in line with the overall cap rate of the transaction.

With respect to timing, this combination has been unanimously approved by both Boards. We will be filing a joint merging proxy and the transaction is subject to a vote by both companies’ shareholders. We expect to close in the third quarter of this year.

Before opening the line for questions, I’d like to echo both Todd and Rob’s enthusiasm. We believe this transaction provides numerous benefits. Enhanced scale in major growth markets will generate operating efficiency, along with increased leasing and investment velocity. Deeper relationships with major health systems will drive development demand, and a stronger financial profile with greater liquidity will improve relative cost of capital over time. The result is a platform structured to generate attractive and sustainable cash flow for investors. Andrea, we’re now ready to open the line for questions.

Operator

[Operator Instructions]

And our first question will come from Juan Sanabria of BMO Capital Markets.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

I was just hoping to ask a bit more about the use of the joint venture in the transaction, how big that’s contemplated to be, the leverage of that joint venture. And are you bringing anybody potentially in new than — outside of TIAA? Or should we interpret that is, their involvement is part of the deal?

James Christopher Douglas

Executive VP & CFO

Yes. Juan, this is Kris. First off, the total size of the JV, it will be a combination of the JV and asset sales to fund the $4.82 special dividend. So that ends up being a little over $1.1 billion combined. The ultimate split between the JV and asset sales has not been determined yet, but we would expect it to be weighted more heavily towards the JV. We have, as I mentioned, engaged in that process and are talking to multiple parties, including Teachers. So we’ll have more to report on that, is that process continues.

And I think you asked about the leverage. We are expecting this to be a little bit different than our current JVs, which are — which we don’t put any asset-level debt on. And the current JV is more equal, 50-50 split, where our anticipation is this will be more of a — we’ll have more of a minority interest, call it like an 80-20 split, where we’re the 20%. And leverage will be more in line with typical joint venture structures, call it 50% leverage, specific to the joint venture.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

And then I was just hoping you could, if possible, provide any color on any potential [ break fees or go-shop ] period that has been discussed or contemplated as part of the agreement.

James Christopher Douglas

Executive VP & CFO

Juan, those data points will be in the merger agreement that will get filed in the next day or so. Obviously, we’re not in a position to say those now, but those will certainly be public in not too long. Same goes for any kind of process that would be related to that.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

Okay. And then can you quantify lastly, sorry, the potential accretion you guys are talking about? Should we think like 1% and 2%? Or what’s the quantum you guys are expecting?

James Christopher Douglas

Executive VP & CFO

Can you mention that one more time? I’m sorry, I broke up, I didn’t hear the question.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

Sorry, what’s the percent accretion that you expect from the merger? Any ballpark range you could point us to?

James Christopher Douglas

Executive VP & CFO

Yes. We’re looking at FAD per share accretion kind of in the low single digits, kind of call it, plus or minus 2%. And we’re looking at that on ‘23 numbers with full integration synergies assumed. But you could also look at it on a normalized FAD basis, assuming that those were — those savings were in place day 1, and that accretion would be immediate with that assumption.

Operator

The next question comes from Rich Anderson of SMBC Nikko.

Richard Charles Anderson

SMBC Nikko Securities America, Inc., Research Division

The cap rate, the 4.8% pre-synergy, you guys, your stock’s trading in excess of 5% implied. How do you justify the transaction? I guess the question is, what does that 4.8% become relative to your own stock’s implied cap rate? So that anyone pushing back on this deal won’t view it as sort of an Empire building transaction that sort of gave value away. I mean, I’m not implying that. I’m just saying, how do you marry your stock’s valuation with what you’re buying, which is obviously new to the portfolio?

Todd J. Meredith

President, CEO & Director

Sure, Rich. Certainly, an understandable question. I think the way we look at this is obviously a little different than just looking at an incremental portfolio, putting a cap rate on the NOI from a set of properties. We think this is clearly a strategically transformational transaction. Obviously has a lot more to it in terms of benefits than just simply capping the NOI.

So I think our view is, clearly, the biggest driver of that out of the gate is the synergies that we’ve all touched on. That takes care of a lot of that premium right out of the gate. And then on top of that, we see obviously a lot of upside benefits operationally as well as investment activity. And balance sheet strength and access to capital, all of those things. And I think also putting together some creative structures, as Kris just alluded to, with the combination of asset sales and JV. And I think it’s clear that we would expect to see transactions, whether they’re JV or asset sales, that would be at very similar cap rates. And I think Rob walked through a number of portfolios or reference to portfolios that have traded in that same range.

So we think you put all that together with the combination of the accretion that Kris just alluded to, we think it’s very compelling.

Richard Charles Anderson

SMBC Nikko Securities America, Inc., Research Division

So 2 things change in the combined company relative to legacy HR and that is off-campus goes up and multi-tenant goes down. Do you envision having kind of work to do over this next several years to get those 2 sort of factors more in line with what you guys have always talked about as what you prefer? That is, more on-campus and adjacent and more multi- tenant?

Todd J. Meredith

President, CEO & Director

Sure. Logical question, Rich. We’ve laid this out in the presentation. I don’t know exactly what page, but you can see a side-by-side comparison of what you’re talking about. So clearly, a good question.

And I think what you’ve seen from us in the last few years is we have shifted our mindset a little bit to focus on building these clusters around an anchor of on and adjacent to campus buildings, but extending that market reach to include some off-campus assets. And as Rob went through in his prepared remarks, we see an incredible overlap and expansion of that concept and that strategy with the combination here.

So when you take us at, call it, 85% on or adjacent, combine it with theirs, together we end up being nearly 70% on or adjacent. We’re really comfortable with that ratio.

And the key is it has to make sense in terms of the location of those off-campus assets relative to other on and adjacent to campus assets. So forming those clusters rather than just random off-campus assets.

So we think it’s very compelling in that regard. It’s an extension of what we’ve been doing lately, which we think differentiates it from just sort of, hey, we really like off. It’s off in a strategic way.

And then single versus multi, it’s kind of similar. If it’s in clusters and it makes sense and it’s additive to what we’re doing, we’re comfortable with it. I think you’re right, you’ll see at the margin, we’re going to tend to focus more on multi-tenant, but we’re comfortable with some amount of single tenant. And maybe at the margin, that comes down a bit through our investing going forward. And maybe some of these asset sales are a little more of the single tenant, but not a tremendous shift in that regard. We’re comfortable generally with that level.

Richard Charles Anderson

SMBC Nikko Securities America, Inc., Research Division

Okay. My last question is for Kris. And on the kind of the cadence of accretion, is it kind of — and you used FAD accretion. Is there sort of a CapEx component to all this that you want to comment on that aids in the accretion dynamic? But it seems to me like you’re kind of down $0.07 at the FFO line and then up $0.10 after synergies. Is that kind of the cadence of what will happen in the next couple of years?

James Christopher Douglas

Executive VP & CFO

Yes, Rich, I guess the way we’re talking about it and one of the reasons we’re focusing more at the FAD line than the FFO has more to do with the noncash adjustments that will run through FFO as straight-line rent and other noncash items are reset. And so it creates a little bit of comparison issues as a result of that. That’s the reason that we’re talking more about the FAD than the FFO.

But as I mentioned, we look at it on FAD, that we do expect it to be accretive once all of the synergies have been realized. But excluding those, it will be accretive immediately.

As you do look at FAD kind of through the balance of this year, we have — and we talked about this on our call last week, we have a little bit higher maintenance CapEx in ‘22. And that’s with our expectation of increased leasing. But then we expect that, that will drive significant NOI growth moving the later part of this year and into next year. But when you get on to a good kind of run rate basis, we see good, steady-state, call it, kind of 4% to 6% per year, and hopefully growing from there, of FAD per share growth moving forward.

Operator

The next question comes from Jonathan Hughes of Raymond James.

Jonathan Hughes

Raymond James & Associates, Inc., Research Division

I’m just curious, was the larger JV transaction considered where HR buys a smaller stake, maybe, say, 3 years’ worth of deal activity versus the, I think you said 7 years’ worth earlier, that might lead to increased management fee income potential and more accretion?

James Christopher Douglas

Executive VP & CFO

Yes. We looked at multiple options and structures there. We felt like that this had the right risk/reward balance in terms of the sizing, to your point, with the fees that come out of the JV. The offset to that is the — would be the associated leverage, given the fact that we would anticipate that JV partners would want to put more leverage than we have at the — at our corporate balance sheet level. So balancing those items, we felt like this was the best mix in terms of JV and cash consideration as part of the structure.

Jonathan Hughes

Raymond James & Associates, Inc., Research Division

Okay. And I think the accretion math or the number on FAD you said earlier, was plus or minus 2% and that I think embeds the leverage ticking up a little. Have you run that math on a leverage-neutral basis? Or say, taking leverage up to the, say, mid- to high 5 [ turn ] midpoint that’s embedded in guidance from last week?

Todd J. Meredith

President, CEO & Director

Well, I think, Jonathan, you kind of have to look at this differently. I mean, we’re actually the smaller of the two companies. And so I think to run the math you’re talking about doesn’t necessarily make sense. I mean, certainly, you could run it — but I think the view is we’re actually looking at leverage that’s not too dissimilar from where HTA is. So if you kind of look at it that way, that’s maybe the way to look at it from more of a leverage-neutral basis.

I think to assume that us at roughly 40% pro forma ownership, going down on leverage on somebody that’s got a little higher leverage, I think obviously, that math doesn’t make a lot of sense. But we think we’re getting to a leverage level that’s very sustainable, as Kris articulated, going forward. And including the JV in that, we’re comfortable with those leverage levels.

Jonathan Hughes

Raymond James & Associates, Inc., Research Division

Okay. And then last one just for me, maybe for Rob or Todd, I’m not sure who. But is the increased investment potential, is that a result of taking on more of the HTA professionals to help find more deals? Or is it more so having one less large competitor out there?

Todd J. Meredith

President, CEO & Director

I think really what we’re articulating, Jonathan, is just the sheer size of the portfolio and the concentrations that you’ll have in markets. It will come through a combination of professionals and relationships. And obviously, we’ve articulated how we’ve seen a lot of synergies even between our leasing folks in our investment team. So we see much more of that.

And you heard Rob talking about doubling the number of hospital campuses — more than doubling the number of clusters. So we see a tremendous increase in the number of relationships.

So we’ll certainly be looking at growing our teams across the whole company. But I think it’s a combination of that, but really looking at the sheer scale that you will gain in these markets and with relationships.

Operator

Our next question comes from Tayo Okusanya of Credit Suisse.

Omotayo Tejamude Okusanya

Crédit Suisse AG, Research Division

So the — Kris, this one is for you, sir. The FAD accretion that you talked about, again, I think you talked a lot about kind of strict line adjustments resetting and things like that. One, could you kind of give a little bit more detail around kind of what changes from that perspective to make the deal FAD-accretive versus just kind of running the numbers straight through with what kind of HTA has already in their financials?

And then two, could you also talk a little bit about FFO rather than FAD accretion, if possible?

James Christopher Douglas

Executive VP & CFO

Yes. I guess you kind of look at those a bit combined. The FAD per share as we’re looking at it, that accretion really kind of goes to the underlying cash flows as we see it. As you look at the FFO, there’s going to be obviously, the adjustments as we reset straight-line rent and other noncash items. If you kind of just look, kind of look through that, the FFO ends up being pretty close to breakeven. But the ultimate outcome of that FFO and all of the noncash will kind of be — will ultimately be set and figured out as we get through closing.

But I think as I said, I think it just creates some odd comparisons from where both of us are today to what we may look like immediately — it’s not going to be just saying take our current straight-line rent and add them together. You’re basically going to wipe out theirs and do a recast of all of their straight-line rent. So that’s the reason that we’re focused more on the FAD.

Operator

The next question comes from Jordan Sadler of KeyBanc Capital Markets.

Jordan Sadler

KeyBanc Capital Markets Inc., Research Division

I just wanted to come back to the accretion dilution a little bit. What is the implied cap rate that you have your own portfolio trading at?

Todd J. Meredith

President, CEO & Director

Well, Jordan, we obviously provide that in our supplemental, so I’ll refer you to that. You can look at that. There’s a range as the stock prices range. I think somebody — I think, Rich, maybe on the earlier part of the call said it’s mid-5s. It’s obviously been affected by news that got out late last week. Obviously, assumptions that have led up to that, people certainly speculated in notes and conversations around who would be involved in this, including us. So we think, obviously, that’s going to be a range.

As I addressed in Rich’s question, this is — we view this as a 4.8% cap rate. I think Rob mentioned that. We think it’s much more compelling than just throwing a cap rate on NOI.

Jordan Sadler

KeyBanc Capital Markets Inc., Research Division

And I guess I’m just trying to figure that out a little bit. You guys have spent a lot of time over the years focusing us on the quality of your portfolio, particularly in the context of all of your peers’ portfolios, including HTA. So if we just look back to your decks that you guys have on your website, we can see where you guys had everybody stacked up relative.

So I’m kind of — if you guys are trading 100 basis points above on an implied cap rate basis where this company is being purchased, how do you outgrow that dilution from 30 basis points on an $11 billion portfolio, from 30 basis points of synergies? I mean, is that on an annual basis? I mean, it seems like a lot needs to be done to grow out of that hole from a portfolio that you guys have suggested is lower quality than your own, which presumably would result in lower internal growth. So, I see the G&A goes away, but what’s the other piece of it?

Todd J. Meredith

President, CEO & Director

Yes, there’s 3 or 4 things that we’ve all hit on. G&A synergies actually takes quite a bit of that gap that you’re talking about. Really, you’ve got 3 or 4 things in addition to that.

One would be occupancy improvement. You’ve seen both us and HTA talk about occupancy that we’ve both lost a little bit through the course of the pandemic with momentum on leasing activity in the early days of the pandemic. And we’ve both seen some of that improvement start to come back around. And so we think there’s very strong signs that occupancy can come back and start to improve there, which is very powerful. Direct correlation, really almost a double correlation from occupancy basis points to NOI growth.

And then beyond that, we see the strength of the combination in the markets and the clusters of being able to increase the rate of growth in rents and NOI, which we think is very powerful, and that’s just baseline without occupancy improvement.

And then a couple of other pieces would be the investment volume that Rob alluded to, being able to double our investment volume and looking at increasing those spreads over time. Obviously, we see a powerful combination of having scale and access to deals, more relationships to tap into, more opportunities to take advantage of.

And then adding to that over time, some cost of capital advantages. It starts with simple things like having some scale that will help in terms of liquidity, on equity and also in — over time on more safety, portfolio diversification and security that leads to lower debt costs.

So you put all that together and you can make a very clear quick case for overcoming the premium. And then really from there — and those are all modest levels that you need to do that, and then really adding to that year after year over time.

Jordan Sadler

KeyBanc Capital Markets Inc., Research Division

And then just to clarify on the capital structure. I think Jonathan touched on it in his question. But the 6 to 6.5x net debt to adjusted EBITDA, I think that’s on a pro forma basis for the transaction. Is that the company’s new target capital structure or new target range? So we shouldn’t expect you to look to delever incrementally from there back to where you guys were on a stand-alone basis? Just to make ...

Todd J. Meredith

President, CEO & Director

No, we don’t have any immediate plans to delever. We think with the additional scale, as well as you just look at how both portfolios in the asset class performed and the stability of the cash flows over the last few years supports this leverage level.

And then if you look at it with the additional scale and looking at it against peer companies and — we do have a commitment to keeping our investment-grade ratings, but these leverage levels are certainly in line with that.

So all of that combined, being in the low 6s, is something that we will — that we’re comfortable with, but we’re always analyzing based off of the competitive landscape and what’s going on as to what any adjustments may be needed there. But at this point in time, we’re comfortable with that leverage and expect to stay in that range.

James Christopher Douglas

Executive VP & CFO

The other thing, Jordan, let me go back just to quality. You touched on a couple of things there. I think it’s clear, and we’ve said this for some time that the public company MOB portfolios, while we do try to really lay that out clearly for folks to differentiate, we’ve consistently said we think the public companies have superior portfolios to the vast, vast majority of portfolios that come to market that may be much smaller in size, $100 million to $1 billion. And there are quite a few of those last year. Rob’s has talked about those who could fit. We really think that there were 5 good examples last year that were sizable portfolios. Not saying they’re terrible, but we think the HTA and many of the other public REIT MOB portfolios are far superior.

So to be able to get to this kind of portfolio and scale and the advantages that come with it at a cap rate that’s basically the same as some of those, we think is tremendous, and gives us a huge platform to develop from there for accelerating growth.

So I think quality-wise, it’s our job to always differentiate from competitors. But when we see an opportunity to accelerate the platform, accelerate growth, reduce risk, we think it’s wise to take advantage of that. And this was a very compelling opportunity to do that and keep a very high-quality portfolio.

And remember, the Duke portfolio, for example. We chased after that years ago and have competed handily with HTA for many things over the years. No portfolio is perfect, but we think this is very high quality and we’ll be more powerful together.

Jordan Sadler

KeyBanc Capital Markets Inc., Research Division

Okay. And I just wanted to clarify, just Kris’ response on the leverage, Kris, you guys believe are BBB-, Baa2. I know one of the premises of the transaction is increased scale and better cost of capital. But are you expecting to maintain those credit ratings?

James Christopher Douglas

Executive VP & CFO

That is our expectation.

Operator

The next question comes from Nick Joseph of Citi.

Michael Jason Bilerman

Citigroup Inc., Research Division

It’s Michael Bilerman here with Nick. Just wanted to get some clarification on questions. Just on the $1.1 billion of asset sales and joint ventures what is the net sort of sale cap rate that you’re assuming in that calculation of your accretion? Because I would assume, obviously, the exit there would have a meaningful impact on the level of accretion. Can you just outline sort of the numbers that you’re contemplating there?

James Christopher Douglas

Executive VP & CFO

It’s — we’re assuming basically neutral to the transaction cap rate, so that same 4.8% level.

Michael Jason Bilerman

Citigroup Inc., Research Division

And that would be net of fees that you would receive on the joint ventures.

James Christopher Douglas

Executive VP & CFO

Well, on the joint ventures, we would then get our proportionate of fees, but I guess, excluding transaction costs.

Michael Jason Bilerman

Citigroup Inc., Research Division

Right. So you have the effectively, call it, $55 million drag effectively of lost NOI or something from that. You obviously have the $35 million of synergies that you outlined. So what is the mechanism for you to actually make the deal 1% to 2% accretive?

James Christopher Douglas

Executive VP & CFO

Yes. I mean, I think it’s a combination of obviously the stock-for-stock piece as well as the — which takes the leverage to roughly that 6 level. And then the JV and asset sales at a neutral cap rate would also add to that or at least keep it neutral from there and certainly generate some fees from that, which will help.

So I think the cap rate, to your point, would be neutral. And then additive to see the fees coming from the JV.

Michael Jason Bilerman

Citigroup Inc., Research Division

And how do you think about your cost of capital going forward? You talked about this increased investment opportunity. I’m not sure if that is thinking about it from the combination of where both of your acquisition pipelines would have been or just looking at it from an HR perspective. Obviously, as you said, it’s a reverse merger. So; I’m just trying to understand the way you’re positioning this. Are you trying to say that both your pipelines together will be greater? Or that HR’s pipeline will be greater going forward? I’m just trying to understand how you’re talking about the changes.

Robert E. Hull

Executive Vice President of Investments

Yes. I mean, I think it’s both. But clearly, we’re — the management team at Healthcare Realty will be continuing to lead the company. So it will come from our perspective of how our pipeline builds, but there’s no doubt it will be additive to work with the professionals and the relationships that HTA has.

So it will be a combination, but certainly with the lens that we’ve always brought to it at Healthcare Realty. So I’m not sure you can completely untangle it, but I think it will be healthcare realty led with some addition from HTA.

James Christopher Douglas

Executive VP & CFO

One thing I might add to that is, you’ve heard Rob and Todd and all of us talk about how we’ve really gone about our acquisitions over the last few years and really growing in existing markets. But it’s really been beyond just the markets, it’s been in the clusters and the specific locations around where we already own buildings has helped drive the volumes that we’ve been seeing as our acquisition pace has been increasing. I think Rob mentioned last week on our call, last year, all of the acquisitions we bought were within target markets. But almost I think more meaningful was that 75% of those acquisitions were in clusters that we already had. So I think that that’s the way we’re looking at the incremental acquisition volumes going forward, is that this will increase the markets and the clusters and the hospital relationships and locations that have been successful for us over the last few years and will provide a great opportunity to keep growing those investment volumes moving forward.

Robert E. Hull

Executive Vice President of Investments

Yes. Just as an example of that. We’ve had — recently, we’ve had several situations where we’ve been buying in a market within a cluster and because of our notable activity, building owners have made — and brokers have made inbound calls directly to us about, “Hey. We see that you’re buying in this market, reputable buyer, get to the closing table. Would you be interested in this building here?”

So we — we do see, as Kris said, the benefit of the clusters as we’ve been building them in and we’re more than doubling the amount of clusters that we have. And so we’re going to — we think that both on the investment side and even on the leasing side, we’re going to see revenue synergies there.

James Christopher Douglas

Executive VP & CFO

Yes. And maybe, Michael, I mean, you may have already looked at it. But in the investor presentation, a couple of pages, 8 and Page 11 where we show — and I think Page 11 kind of articulates what Rob referred to as 7 years’ worth of work of really expanding all the work we’ve been doing in the last few years in key markets and then how much more depth and concentration you get with the HTA portfolio. So again, we see what Rob just described as multiplying, having a multiplier effect, from that scale in those markets.

Robert E. Hull

Executive Vice President of Investments

And the other thing I’ll add is on the development side. I mean, we’ve talked about building development pipeline. But oftentimes, when we go in and we build a presence around a campus, that leads to significant dialogue with the hospital. And we’ve got another example in that in our investor deck, the Kennestone campus, the Kennestone campus in Atlanta. We started that cluster when we bought the [ M&A ] back in 2017, several buildings around that campus since that time. We have acquired a number of buildings off market around that campus. We have started significant dialogue with the health system regarding development and expansion to the north of that campus. And then obviously, HTA is adding to that cluster with 2 buildings that are in the portfolio.

So that’s a very good example of what we see the power of the cluster model and the investment activity that can be generated once you get in there and you get your people in on the ground and locking arms with the health system regarding strategic growth.

Michael Jason Bilerman

Citigroup Inc., Research Division

Maybe just come back just in terms of cost of capital because it obviously is something that you’ve talked about as potentially being a positive, at least on the debt side. I mean, you talked a little bit about how the equity market obviously has affected your share price and others, given some of the discussions that were going on in the press and other places, it’s not really a new phenomenon in terms of where the pure-play MOB companies have traded more recently relative to NAV, which has impacted your cost of capital to go out and pursue external growth accretively.

I guess when you think forward, and you’ve talked a lot about the benefits of this transaction, what in your mind can you do or what will you do if your shares don’t narrow the gap relative to NAV? What levers are you thinking about pulling because ultimately, that’s the — to advance all of the external things that you’re talking about, you would need an equity cost of capital that would allow you to do it?

James Christopher Douglas

Executive VP & CFO

Sure. No, I think you’re right. And not suggesting that all of the price issues have just been because of this potential transaction, that’s for sure. The pandemic, certainly, we had some relative outperformance in the early days of the pandemic, and then everybody went chasing growth. An MOB is much more of a rock-steady type of cash flow with solid growth, but it’s not typically double digits.

So we understand that phenomenon has been going on for a while. And I think what you saw us do is one strategy, and it came — it was underway before the pandemic, but it worked out very well on timing, was forming the joint venture with Teachers. And I think what you’re seeing in this transaction and partly for that reason is to illustrate an ability to continue to expand that tool set.

And I think someone asked early on will we expand those relationships? Very possible. very possible to do that. Certainly, Teachers is included in the process. So we may end up with one or more relationships that come out of this and are additive to what we’re doing. So I think that’s probably the key thing.

Clearly, the private market continues to keep pricing aggressive on MOBs, and we need to be able to compete with that. So we’re using the JV structure to do that. We’ll obviously look at using our scale advantage here to do that to access deals, but also to hopefully improve our cost of capital over time as well.

Operator

Next question comes from Michael Gorman of BTIG.

Michael Patrick Gorman

BTIG, LLC, Research Division

Maybe Todd, if we could just stick with the growth for a minute longer here, and I don’t want to beat a dead horse. But maybe you can just kind of contextualize as you think about the investment opportunities, you talked about doubling it. You’re more than doubling the size of the portfolio. These 2 portfolios on a stand-alone basis were kind of 2% to 4% growers over the past 5 years. So I guess I’m just trying to figure out like some of the prior questions.

Like, what is it that gets that up to 4% to 6% combined? Is it better pricing on the deals? Are there deals that neither company previously had access to that they do now? I’m just trying to see kind of what it is that accelerates the growth that these 2 companies have generated independently over the past 2 years — or past 5 years.

Todd J. Meredith

President, CEO & Director

Yes. I would say that the 2% to 3% is a little bit of a rearview mirror view. And if you look at our FAD per share growth in the last few years, it’s actually been running more like 4.5%. So I think that’s an important thing to remember is that a lot of people have been following us, we’ve been around a long time. And same — I’m not changing the subject from same store. You’re right. Same store tends to be this 2% to 3% range that you see from all the MOB portfolios. We’ve tended to average the high end of that. And certainly, we see a very clear path back to that as we see improvement this year, coming off of some — a couple of strange years, but still only testing down to maybe the 2% level.

We think the HTA portfolio is in the same position to continue to improve. We see a lot of opportunity to apply what we’ve done in our portfolio. And the combination of the overlap and the clusters, we think we can drive that rent growth even stronger in their portfolio on top of what we’ve done. So we see a lot of opportunity there.

So I think from a growth run rate standpoint, you’ve seen us accelerating that in the last few years. Part of that has been external growth as well. Obviously, as Michael asked, we have to navigate carefully cost of capital and use all the tools available. So it’s a combination of really running the portfolio well, getting operational benefits from, whether it’s cost savings or enhanced revenue growth, occupancy gains, but also putting together a very attractive and robust external growth.

And I think development is an extension of that as well, much more profitable, obviously, building up an annual pace that’s constructive and meaningful. So we see — all of that is what we’ve been doing at Healthcare Realty, and we see a huge opportunity to combine that here and more than double it and the effect of that with HTA.

Michael Patrick Gorman

BTIG, LLC, Research Division

Okay. Great. And then maybe just switching to the disposition side. Sorry if I missed it, but as you think about that, is there anything in the HTA portfolio in terms of ROFRs with health care systems or markets, where maybe you wind up with clusters of competing health care systems where they may ask for a disposition or ask for some type of a competitive transaction, where maybe you’re not going to be as in control of what assets you’re selling or what assets aren’t coming with the portfolio?

Todd J. Meredith

President, CEO & Director

There will always be some of that, Michael. That’s just the nature of the business in ground leases and working with hospitals. We certainly don’t think it’s a worrisome level. There will be some opportunities to take advantage of that. There may be an asset here or there that we also lose that we’d rather not. But we don’t think it’s a level that will detract from the benefits of the combination.

Some of this is mitigated by the fact that changing control at the company level isn’t always triggering everything. So we’ve certainly gone through an analysis of that, and we’ll engage with the relationships and sort through that. But it will contribute, we think, potentially to the asset sales. but we think we’ll have a lot of opportunity to guide and really inform what we sell and take advantage of a few of those. But again, not a — I don’t think a material change to the strategy.

Michael Patrick Gorman

BTIG, LLC, Research Division

Okay. Great. And last one for me. And I’m not sure how much you can speak to this, but you talked about both Boards unanimously approving the transaction, and obviously, a lot of moving pieces. But just kind of implied value looking at the market today, the implied value to HTA is kind of below where they previously had activists get involved. Can you just — anything you can share?

I’m sure there’ll be more in the prospectus in terms of the Board discussions and whether or not the HR Board had any interactions with any of the strategic partners or strategic discussions with activists on the HTA side.

Todd J. Meredith

President, CEO & Director

Sure. I think a lot of those types of details will come out in merger proxy. I don’t think there’s anything of concern to maybe to just generally address your question, I don’t want to avoid it, but it’s obviously an area that has a lot of disclosure requirements around it. So we’ll stay away from the details. Nothing of concern there.

I think our view on value is that we competed aggressively to — but always keeping in mind a reasonable price that we could afford that made sense with all the strategic merits. So we did our best and came out successful and think we really convinced their Board and our Board and everyone involved that this is going to be a very powerful combination. And we know they had choices, and I think this was the most compelling, as you would expect with that kind of vote from the Board.

So we’re very pleased with the outcome, and I think it was well within the range of all the different speculation about prices. And look, the market’s evolved since then, too. A lot of things going on in the world. So it’s not a static analysis, it’s an evolving, dynamic analysis. And we think this will continue to be very compelling.

Operator

Next question comes from Daniel Bernstein of Capital One.

Daniel Marc Bernstein

Capital One Securities, Inc., Research Division

Congratulations. I guess, I want to see if you could put any more maybe quantifiable numbers or ideas around the idea of what type of operational synergies you could get. I mean, maybe how much of their portfolio is managed in-house versus yours and maybe make some comparisons there?

Because like you said, just to take a 4.8% cap rate and make it static doesn’t make a lot of sense here when you’re combining such large companies. So I don’t know if you can quantify what the benefits might be from an operational side.

James Christopher Douglas

Executive VP & CFO

Yes, there’s some incremental ways to think about that, just thinking about models and how you might construct that. Obviously, the G&A synergies is the biggest one by far. I mean, that’s worth a substantial amount, you could argue that’s worth effectively $3 a share if you want to look at it that way.

The other components, I mentioned occupancy. If you think about how we’ve talked about our portfolio, I think you can say the same for HTA is 40, 50-plus basis points of upside within a year and looking at adding to that over time, that’s a way to think about constructive growth expansion from occupancy. I think in terms of rate growth and revenue growth, we think about increments of, say, 10 basis points. If you can grow instead of, our average escalator is 2.9%. You’ve seen us move that up over the years from something like 2.7% to 2.9%. It’s a powerful move that compounds every year thereafter. So if we can continue to do that with the HTA assets, combine that with ours and move the 2.9% closer to 3%, above 3% and obviously add to that through cash — better cash leasing spreads, 10 basis points across $1 billion plus of revenue is very powerful.

Then I think another piece is the investment volume. We talked about doubling the volume, if not more, and then being able to have, call it, 10 basis points better spread on that through — over time through a better cost of capital, just that alone can be very powerful.

And then kind of the last piece is just more about basic things on the balance sheet strength, maybe getting better debt costs on bond offerings and credit facilities. 10 basis points of improvement in that is very powerful.

So you add those things up together with the synergies and you can easily cover the premium paid, and then you start looking at incremental improvements on each of those measures each year thereafter. So we think those things clearly address the premium and then build on it from there.

Operator The next question comes from John Pawlowski of Green Street Advisors.

John Joseph Pawlowski

Green Street Advisors, LLC, Research Division

I apologize if I missed this, but could you share the total transaction costs that you’re thinking about right now?

James Christopher Douglas

Executive VP & CFO

Yes, it’s — it will probably be in the $150 million, maybe slightly higher than that.

John Joseph Pawlowski

Green Street Advisors, LLC, Research Division

Okay. And that assumes, is there any additional cost at the property level seen for like triggering property tax resets or even on the asset sales, debt repayment penalties? Any costs above that $150 million?

James Christopher Douglas

Executive VP & CFO

Yes. It takes all that into account. We’ve taken a look at the property tax resets, and then you got to look through what the pass-through to operating expenses are. There is in that number — and that’s why I kind of said a range, I didn’t say it’s exactly that number. It comes down a bit to what the transfer tax could be related to the transaction as well as the potential asset sales and JVs. So that’s where I kind of base $150 million, depending on how those transaction taxes and things come in play, could be slightly higher. But yes, those are all — have all been considered.

John Joseph Pawlowski

Green Street Advisors, LLC, Research Division

And last question for me. Obviously, it’s been talked about the share price getting [ hit ] on Friday, can be potential additional pressure today. So as substantial amount of HTA shareholders may start looking at the total consideration and unhappy with it. Where are you comfortable taking leverage and increasing the special dividend? As an HR shareholder potentially concerned how much more you have to lever up to make the deal closed, what’s kind of the max pain threshold for leverage for you?

Todd J. Meredith

President, CEO & Director

Yes. I don’t think we’re looking at changing the consideration. I mean, I think we’re obviously — we’ve reached an agreement. We’ve executed a definitive agreement, so we’ll stick with that. And obviously, like everyone, do what we can to make sure we engage with every investor and talk through the strategic merits and the financial benefits, and that’s where we’ll go.

Operator

Thank you. This concludes our question-and-answer session. I would like to turn the conference back over to Todd Meredith for any closing remarks.

Todd J. Meredith

President, CEO & Director

Thank you. Before we go, I just want to thank the HR and HTA Board members for their support during this process. Additionally, I want to sincerely thank all the employees from both companies as well as our advisers who worked very hard to bring this to fruition. And I want to thank everybody on the call this morning for your time and we’ll look forward to seeing many of you next week at the Citi Conference. Have a great day.

Operator

The conference has now concluded. Thank you for attending today’s presentation, and you may now disconnect.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Healthcare Realty Trust Incorporated (“HR”) and Healthcare Trust of America, Inc. (“HTA”) intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, including the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HR and HTA management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and other filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that will also constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA, HTA OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s’ website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022, and definitive proxy statement dated March 24, 2021 for its 2021 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s definitive proxy statement dated April 30, 2021 for its 2021 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.